SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BIOMED REALTY, L.P.

(Name of Subject Company (Issuer))

BIOMED REALTY TRUST, INC.

BIOMED REALTY, L.P.

(Names of Filing Persons (Guarantor and Issuer))

4.50% Exchangeable Senior Notes due 2026

(Title of Class of Securities)

09064AAA9

(CUSIP Number of Class of Securities)

Alan D. Gold

Chairman and Chief Executive Officer

BioMed Realty Trust, Inc.

17190 Bernardo Center Drive

San Diego, CA 92128

(858) 485-9840

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Craig M. Garner, Esq.

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, CA 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,800,000.00	$2,298.78

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.50% Exchangeable Senior Notes due 2026 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of August 30, 2011, there was $19,800,000.00 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $19,800,000.00.
**	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,298.78	Filing Parties: BioMed Realty Trust, Inc. and BioMed Realty, L.P.
Form or Registration No.: Schedule TO	Date Filed: August 31, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission on August 31, 2011 by BioMed Realty, L.P., a Maryland limited partnership (the “Company”), and BioMed Realty Trust, Inc., a Maryland corporation, with respect to the right of each holder (the “Holder”) of the Company’s 4.50% Exchangeable Senior Notes due 2026 (the “Notes”) to sell and the obligation of the Company to purchase the Notes, as set forth in the Company’s Issuer Repurchase Notice to Holders of 4.50% Exchangeable Senior Notes due 2026, dated August 31, 2011, filed as an exhibit to the Schedule TO (as amended or supplemented from time to time, the “Put Option”). This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Put Option expired at 5:00 p.m., New York City time, on Thursday, September 29, 2011. Based on final information provided to the Company by U.S. Bank National Association, the trustee and paying agent, $2,475,000 aggregate principal amount of Notes was validly tendered and accepted for purchase in the Put Option. After giving effect to the purchase of the tendered Notes pursuant to the Put Option, an aggregate principal amount of $17,325,000 of the Notes remains outstanding. The aggregate consideration for all of the Notes tendered for purchase pursuant to the Put Option was $2,475,000. The Company will pay for all of the Notes purchased pursuant to the Put Option with available cash and drawings under its unsecured line of credit.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Issuer Repurchase Notice to Holders of 4.50% Exchangeable Senior Notes due 2026, dated August 31, 2011, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)*	IRS Form W-9.

(a)(5)(A)*	Press release dated August 31, 2011.

(b)(1)	Unsecured Credit Agreement, dated as of July 14, 2011, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto.(1)

(d)(1)	Indenture, dated September 25, 2006, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 4.50% Exchangeable Senior Notes due 2026.(2)

(g)	None.

(h)	None.

*	Previously filed.
(1)	Incorporated herein by reference to BioMed Realty Trust, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2011.
(2)	Incorporated herein by reference to BioMed Realty Trust, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2011	BIOMED REALTY TRUST, INC.

	By:	/s/ GREG N. LUBUSHKIN
Name: Greg N. Lubushkin
Title: Chief Financial Officer

BIOMED REALTY, L.P.

By: BioMed Realty Trust, Inc. its General Partner

	By:	/s/ GREG N. LUBUSHKIN
Name: Greg N. Lubushkin
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Issuer Repurchase Notice to Holders of 4.50% Exchangeable Senior Notes due 2026, dated August 31, 2011, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)*	IRS Form W-9.

(a)(5)(A)*	Press release dated August 31, 2011.

(b)(1)	Unsecured Credit Agreement, dated as of July 14, 2011, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto.(1)

(d)(1)	Indenture, dated September 25, 2006, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 4.50% Exchangeable Senior Notes due 2026.(2)

(g)	None.

(h)	None.

*	Previously filed.
(1)	Incorporated herein by reference to BioMed Realty Trust, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2011.
(2)	Incorporated herein by reference to BioMed Realty Trust, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2006.